ARTICLES OF AMENDMENT
TO
RESTATED AND AMENDED CHARTER
OF
LOWE’S COMPANIES, INC.

The undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Restated and Amended Charter:

1. The name of the Corporation is

LOWE’S COMPANIES, INC.

2. The Restated and Amended Charter is amended as follows:

The first paragraph of Article 4 of the Restated and Amended Charter is struck out and the following is substituted therefor:

4. Authorized Stock. The Corporation shall have the authority to issue 5,000,000 shares of Preferred Stock of a par value of $5 per share and 5,600,000,000 shares of Common Stock of a par value of $.50 per share.

3. No shares of Preferred Stock are issued and outstanding.

4. Upon effectiveness of these Articles of Amendment, each issued and each unissued share of Common Stock shall be changed into two shares of Common Stock. The additional shares of Common Stock shall be issued without certificates. The Corporation shall deliver to each record holder of Common Stock, within a reasonable time after the additional shares are issued, a written statement of the information required to be on certificates for the additional shares pursuant to North Carolina Business Corporations Act Section 55-6-26.

5. The foregoing amendment was adopted on May 25, 2006, by the Board of Directors of the Corporation acting pursuant to North Carolina Business Corporations Act Section 55-10-2(4) without shareholder action.
6. These Articles of Amendment shall be effective as of 5:00 p.m. on June 16, 2006.

Dated: May 25, 2006        LOWE’S COMPANIES, INC.

                              By:  /s/ Ross W. McCanless
                  Name: Ross W. McCanless
                  Title: Senior Vice President, General Counsel and Secretary